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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ____)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)


                                    74144P106
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                                 (CUSIP Number)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            PRICE LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 18, 2001
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)

                                Page 1 of 5 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D

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        CUSIP NO. 74144P106                                   PAGE 2 OF 5
-------------------------------------                 --------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GARY B. SABIN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S. CITIZEN
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                         7      SOLE VOTING POWER
NUMBER OF                       2,636,875 SHARES
SHARES                   -------------------------------------------------------
BENEFICALLY              8      SHARED VOTING POWER
OWNED BY EACH                   0
REPORTING                -------------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER
                                2,636,875 SHARES
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,636,875 SHARES
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%(1)
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14       TYPE OF REPORTING PERSON*

         IN
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(1)  BASED ON 40,772,179 SHARES OF PRICE LEGACY COMMON STOCK OUTSTANDING AS OF
     SEPTEMBER 19, 2001, AS REPORTED IN PRICE LEGACY'S CURRENT REPORT ON FORM 8-K (FILE NO. 0-20449) FILED WITH THE SEC ON SEPTEMBER 19, 2001, AND INCLUDES 28,668 SHARES ISSUABLE TO GARY B. SABIN UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF SEPTEMBER 28, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    PAGE 3 OF 5

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the beneficial ownership of 2,636,875 shares of common stock, par value $0.0001 per share (the "Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation formerly known as Price Enterprises, Inc. ("Price Legacy"). The principal executive offices of Price Legacy are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      Gary B. Sabin.

                  (b) Mr. Sabin's business address is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                  (c) Mr. Sabin's principal occupation is Chief Executive Officer of each of Price Legacy and Excel Legacy Corporation, a Delaware corporation and wholly owned subsidiary of Price Legacy ("Legacy").

                  (d) Mr. Sabin has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

                  (e)      Mr. Sabin has not been a party during the last five
                           (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Sabin is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On September 18, 2001, Price Enterprises, Inc., a Maryland corporation ("Enterprises"), completed a merger with Legacy. The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated as of March 21, 2001 (the "Merger Agreement"), among Enterprises, PEI Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Enterprises ("Merger Sub"), and Legacy, providing for the merger of Merger Sub with and into Legacy (the "Merger"). Upon completion of the Merger, Legacy became a wholly owned subsidiary of Enterprises and the combined company, Price Legacy, issued an aggregate of approximately 41,029,284 shares of Price Legacy Common Stock to the stockholders of Legacy and assumed Legacy's outstanding options. Pursuant to the Merger Agreement, each share of Legacy common stock, par value $0.01 per share (the "Legacy Common Stock"), was exchanged for 0.6667 of a share of Price Legacy Common Stock.

                  In connection with the Merger, Mr. Sabin acquired 2,608,207 shares of Price Legacy Common Stock and options to acquire 28,668 shares of Price Legacy Common Stock in exchange for 3,912,120 shares of Legacy Common Stock and options to acquire 43,000 shares of Legacy Common Stock beneficially owned by him as of the effective date of the Merger.

ITEM 4.  PURPOSE OF TRANSACTION.

                  See Item 3 which is incorporated by reference herein.

                  The shares of Legacy Common Stock owned by Mr. Sabin and exchanged for shares of Price Legacy Common Stock in the Merger were acquired for investment purposes. Mr. Sabin has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although Mr. Sabin reserves the right to develop such plans).

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                                                                    PAGE 4 OF 5


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Mr. Sabin beneficially owns an aggregate of 2,636,875 shares of Price Legacy Common Stock. These shares represent approximately 6.5% of the outstanding shares of Price Legacy Common Stock, based on 40,772,179 shares of Price Legacy Common Stock outstanding as of September 19, 2001, as reported in Price Legacy's Current Report on Form 8-K (File No. 0-20449) filed with the SEC on September 19, 2001. Mr. Sabin has sole voting and dispositive power with respect to such shares.

                  (c)-(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In 1998, Legacy loaned Mr. Sabin, in connection with his purchase of Legacy Common Stock, approximately 50% of the purchase price of the stock (an aggregate amount of approximately $3.6 million). This loan bears interest at the rate of 7.0% per annum, matures in 2003 and was secured by shares of Legacy Common Stock held by Mr. Sabin. In connection with the Merger, Legacy entered into an Asset Contribution Agreement with Excel Legacy Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Legacy ("Legacy Holdings"), effective as of September 10, 2001, pursuant to which Legacy transferred the debt obligation of Mr. Sabin to Legacy Holdings. As of September 18, 2001, Mr. Sabin owed Legacy Holdings approximately $4.3 million secured by approximately 1,016,949 shares of Price Legacy Common Stock acquired by Mr. Sabin in the Merger.

                  Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Mr. Sabin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of Price Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS.

                  Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

                  Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

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     *        Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.




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                                                                    PAGE 5 OF 5


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2001



                                                             /s/ Gary B. Sabin
                                                          ---------------------
                                                            Gary B. Sabin


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                                  EXHIBIT INDEX


Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard
                  B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

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     *        Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.